                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   -----------------------------------------

                               (Amendment No. 3)

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              The IT Group, Inc.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                        (Title of Class of Securities)

                                 CUSIP NUMBER
                                   460465107
                                   ---------
                                (CUSIP Number)

                              Daniel A. D'Aniello
                               The Carlyle Group
                        1001 Pennsylvania Avenue, N.W.
                                Suite 220 South
                            Washington, D.C. 20004
                                (202) 347-2626
                            ----------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                            Scott C. Herlihy, Esq.
                               Latham & Watkins
                        1001 Pennsylvania Avenue, N.W.
                                  Suite 1300
                            Washington, D.C. 20004
                                (202) 637-2200

                                 June 30, 2000
                     ---------------------------------------
            (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.
1.   Name of Reporting Persons:

     Carlyle Partners II, L.P.

     IRS Identification Number of Above Person:

     51-1357731

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                          ---
8.   Shared Voting Power:                                           6,863,951/1/
                                                                    ---------
9.   Sole Dispositive Power:                                                0
                                                                    ---------

10.  Shared Dispositive Power:                     (See Item 5(a))  1,959,675
                                                                    ---------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    6,863,951/1/
                                                                    ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.  Percent of Class Represented by Amount in Row (11):                23.3%/2/
                                                                        -----

14.  Type of Reporting Person:

     PN
_________________

/1/ Including (i) 133,336 shares of common stock, (ii) 1,516,047 shares receivable upon conversion of 11,507 Shares of Cumulative Convertible Participating Preferred Stock, (iii) 310,292 shares receivable upon exercise of certain warrants, and (iv) shares deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See items 4, 5 and 6.)

/2/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle SBC Partners II, L.P.

     IRS Identification Number of Above Person:

     51-0369721

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is

     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                          ---
8.   Shared Voting Power:                                           6,863,951/3/
                                                                    ---------
9.   Sole Dispositive Power:                                                0
                                                                          ---
10.  Shared Dispositive Power:                         (See Item 5(a)) 88,993
                                                                       ------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    6,863,951/3/
                                                                    ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):               23.3%/4/
                                                                       -----
14.  Type of Reporting Person:

     PN

____________________

/3/ Including (i) 6,057 shares of common stock, (ii) 68,773 shares receivable upon conversion of 522 Shares of Cumulative Convertible Participating Preferred Stock, (iii) 14,163 shares receivable upon exercise of certain warrants, and (iv) shares deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See items 4, 5 and 6.)

/4/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle International Partners II, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                       (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                          ---

8.   Shared Voting Power:                                           1,643,041/5/
                                                                    ---------
9.   Sole Dispositive Power:                                                0
                                                                          ---

10.  Shared Dispositive Power:                     (See Item 5(a))  1,643,041
                                                                    ---------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    1,643,041/5/
                                                                    ---------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):               5.6%/6/
                                                                       ----

14.  Type of Reporting Person:

     PN
________________

/5/ Including (i) 112,766 shares of common stock, (ii) 1,268,357 shares receivable upon conversion of 9,627 Shares of Cumulative Convertible Participating Preferred Stock, and (iii) 261,918 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/6/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle International Partners III, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                        (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                         ----
8.   Shared Voting Power:                                              88,118/7/
                                                                       ------
9.   Sole Dispositive Power:                                                0
                                                                         ----

10.  Shared Dispositive Power:                         (See Item 5(a)) 88,118
                                                                       ------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                       88,118/7/
                                                                       ------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):                 .3%/8/
                                                                         ---

14.  Type of Reporting Person:

     PN


__________________________

/7/ Including (i) 6,023 shares of common stock, (ii) 67,983 shares receivable upon conversion of 516 Shares of Cumulative Convertible Participating Preferred Stock, and (iii) 14,112 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/8/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     C/S International Partners

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                       (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                     0
                                                                         ----

8.   Shared Voting Power:                                             369,695/9/
                                                                      -------

9.   Sole Dispositive Power:                                                0
                                                                         ----

10.  Shared Dispositive Power:                        (See Item 5(a)) 369,695
                                                                      -------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      369,695/9/
                                                                      -------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.  Percent of Class Represented by Amount in Row (11):              1.3%/10/
                                                                      ----

14.  Type of Reporting Person:

     PN

______________________

/9/ Including (i) 25,221 shares of common stock, (ii) 285,502 shares receivable upon conversion of 2,167 Shares of Cumulative Convertible Participating Preferred Stock and (iii) 58,972 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/10/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle Investment Group, L.P.

     IRS Identification Number of Above Person:

     51-0357730

2.   Check the Appropriate Box if a Member of a Group                (a) [_]
                                                                     (b) [X]
3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                             [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                   0
                                                                       ----
8.   Shared Voting Power:                                             2,046/11/
                                                                      -----

9.   Sole Dispositive Power:                                              0
                                                                      -----
10.  Shared Dispositive Power:                        (See Item 5(a)) 2,046
                                                                      -----

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      2,046/11/
                                                                      -----
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):              0.0%/12/
                                                                      ----
14.  Type of Reporting Person:

     PN


_________________________

/11/ Including (i) 139 shares of common stock, (ii) 1,581 shares receivable upon conversion of 12 Shares of Cumulative Convertible Participating Preferred Stock and (iii) 326 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/12/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle-IT Partners, L.P.

     IRS Identification Number of Above Person:

     Application Pending

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                      0
                                                                          ----
8.   Shared Voting Power:                                          6,863,951/13/
                                                                   ---------
9.   Sole Dispositive Power:                                                 0
                                                                          ----
10.  Shared Dispositive Power:                          (See Item 5(a)) 212,675
                                                                        -------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                   6,863,951/13/
                                                                   ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):            23.3%/14/
                                                                    -----

14.  Type of Reporting Person:

     PN



________________________

/13/ Including (i) 12,828 shares of common stock, (ii) 165,873 shares receivable upon conversion of 1,259 Shares of Cumulative Convertible Participating Preferred Stock, (iii) 33,974 shares receivable upon exercise of certain warrants and (iv) shares deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See items 4, 5 and 6.)

/14/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle-IT International Partners, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                        (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                    0
                                                                        ----

8.   Shared Voting Power:                                        2,418,890/15/
                                                                 ---------

9.   Sole Dispositive Power:                                               0
                                                                        ----

10.  Shared Dispositive Power:                     (See Item 5(a)) 2,418,890
                                                                   ---------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                  2,418,890/15/
                                                                  ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):            8.2%/16/
                                                                    ----

14. Type of Reporting Person:

     PN


____________________

/15/ Including (i) 11,520 shares of common stock, (ii) 1,995,353 shares receivable upon conversion of 15,145 Shares of Cumulative Convertible Participating Preferred Stock and (iii) 412,017 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/16/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle-IT International Partners II, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                              [_]

6.   Citizenship or Place of Organization

     Cayman Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                    0
                                                                        ----

8.   Shared Voting Power:                                             80,818/17/
                                                                      ------

9.   Sole Dispositive Power:                                               0
                                                                      ------

10.  Shared Dispositive Power:                         (See Item 5(a)) 80,818
                                                                       ------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      80,818/17/
                                                                      ------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):                0.0%/18/
                                                                        ----

14.  Type of Reporting Person:

     PN


_______________

/17/ Including (i) 66,929 shares receivable upon conversion of 508 Shares of Cumulative Convertible Participating Preferred Stock (ii) 13,889 shares receivable upon exercise of certain warrants. (See items 4, 5 and 6.)

/18/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     TC Group, L.L.C. (d/b/a The Carlyle Group)

     IRS Identification Number of Above Person:

     54-1686957

2.   Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                             [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                      0
                                                                         -----

8.   Shared Voting Power:                                         6,863,951/19/
                                                                  ---------

9.   Sole Dispositive Power:                                              0
                                                                      -----

10.  Shared Dispositive Power:                                    6,863,951/19/
                                                                  ---------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                  6,863,951/19/
                                                                  ---------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.  Percent of Class Represented by Amount in Row (11):              23.3%/20/
                                                                      -----

14.  Type of Reporting Person:

     OO (Limited Liability Company)


________________

/19/ Including (i) 307,890 shares of common stock, (ii) 5,436,399 shares receivable by the Fund Partnerships (as defined in Item 2) upon conversion of 41,022 Shares of Cumulative Convertible Participating Preferred Stock and (iii) 1,119,662 shares receivable by the Fund Partnerships upon exercise of certain warrants, such shares deemed beneficially owned by the Reporting Person as the general partner of each Fund Partnership. (See items 4, 5 and 6.)

/20/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     TCG Holdings, L.L.C.

     IRS Identification Number of Above Person:

     54-1686011

2.   Check the Appropriate Box if a Member of a Group               (a) [_]
                                                                    (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                           [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                  0
                                                                       ----

8.   Shared Voting Power:                                          6,863,951/21/
                                                                   ---------

9.   Sole Dispositive Power:                                               0
                                                                        -----

10.  Shared Dispositive Power:                                    6,863,951/21/
                                                                  ---------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                  6,863,951/21/
                                                                  ---------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.  Percent of Class Represented by Amount in Row (11):            23.3%/22/
                                                                    -----

14.  Type of Reporting Person:

     OO (Limited Liability Company)



____________________

/21/ Including (i) 307,890 shares of common stock, (ii) 5,436,399 shares receivable by the Fund Partnerships (as defined in Item 2) upon conversion of 41,022 Shares of Cumulative Convertible Participating Preferred Stock and (iii) 1,119,662 shares receivable by the Fund Partnerships upon exercise of certain warrants, such shares deemed beneficially owned by the Reporting Person as the general partner of each Fund Partnership. (See items 4, 5 and 6.)

/22/ Percentage calculated based on 29,462,623 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.

1.   Name of Reporting Persons:

     Carlyle Investment Management, L.L.C.

     IRS Identification Number of Above Person:

     52-1988385

2.   Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                       (b) [X]

3.   SEC Use Only

4.   Source of Funds

     00

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                             [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                             823,564/23/
                                                                    -------

8.   Shared Voting Power:                                                 0
                                                                       ----

9.   Sole Dispositive Power:                         (See Item 5(a)  823,564
                                                                     -------

10.  Shared Dispositive Power:                                           0
                                                                      -----

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                     823,564/23/
                                                                     -------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.  Percent of Class Represented by Amount in Row (11):             3.5%/24/
                                                                     ----

14.  Type of Reporting Person:

     OO* (Limited Liability Company)


__________________

/23/ Including (i) 56,610 shares of common stock, (ii) 636,616 shares receivable upon conversion of 4,832 Shares of Cumulative Convertible Participating Preferred Stock and (iii) 130,338 shares receivable upon exercise of certain warrants, such shares of which the Reporting Person possesses sole power of disposition, such shares voting as investment advisor (See Item
     2). (See also items 4, 5 and 6.)

/24/ Percentage calculated based on 23,673,516 shares which are calculated as described in Items 5(a).

     This Amendment No. 3 to Schedule 13D amends the Schedule 13D and the first and second amendments as filed with the Commission on February 9, 1998, November 27, 1996 and June 20, 2000, respectively, by Carlyle Partners II, L.P., Carlyle SBC Partners II, L.P. (formerly Carlyle Partners III, L.P.), Carlyle International Partners II, L.P., Carlyle International Partners III, L.P., C/S International Partners, Carlyle Investment Group, L.P., Carlyle-IT Partners, L.P., Carlyle-IT International Partners, L.P., Carlyle-IT Partners II, L.P., TC Group, L.L.C. (d/b/a The Carlyle Group), TCG Holdings, L.L.C. and Carlyle Investment Management, L.L.C. (the "Reporting Persons") to amend and restate
Item 5.

     Terms used but not defined herein have the meaning ascribed to such term in the Schedule 13D, Amendment No. 1 or Amendment No. 2 to the Schedule 13D.

Item 5. Interest in Securities of Issuer.

   (a) Shares of Common Stock Beneficially Owned

----------------------------------------------------------------------------------------------------------------
                                RIGHT TO COMMON
                                   STOCK UPON                  WARRANTS: RIGHT
                                  CONVERSION OF                  TO PURCHASE
                COMMON             CONVERTIBLE                   COMMON STOCK               TOTAL BENEFICIAL
                STOCK            PREFERRED STOCK               FROM THE COMPANY                OWNERSHIP
----------------------------------------------------------------------------------------------------------------
CPII/25/       133,336             1,516,047                       310,292                    1,969,675

----------------------------------------------------------------------------------------------------------------
CPIII/25/        6,057                68,773                        14,163                       88,993

----------------------------------------------------------------------------------------------------------------
CIPII          112,766             1,268,357                       261,918                    1,643,041

----------------------------------------------------------------------------------------------------------------
CIPIII           6,023                67,983                        14,112                       88,118

----------------------------------------------------------------------------------------------------------------
C/SIP           25,221               285,502                        58,972                       369,695

----------------------------------------------------------------------------------------------------------------
CIG                139                 1,581                           326                        2,046

----------------------------------------------------------------------------------------------------------------
CIT/25/         12,828               165,873                        33,974                      212,675

----------------------------------------------------------------------------------------------------------------
CITI            11,520             1,995,353                       412,017                    2,418,890

----------------------------------------------------------------------------------------------------------------
CITII               -                 66,929                        13,889                       80,818

----------------------------------------------------------------------------------------------------------------
TC GROUP       307,890             5,436,399                     1,119,662                    6,863,951

----------------------------------------------------------------------------------------------------------------
TCG            307,890             5,436,399                     1,119,662                    6,863,951

----------------------------------------------------------------------------------------------------------------
CIM             56,610               636,616                       130,338                      823,564

----------------------------------------------------------------------------------------------------------------
REPORTING      364,500             6,073,015                     1,250,000                    7,687,515
PERSONS

----------------------------------------------------------------------------------------------------------------

_________________

/25/ See Item 5(b) for a discussion of the beneficial ownerships of CPII, CPIII and CIT as parties to the CPII Agreement, the CPIII Agreement and the CIT Agreement, respectively.

(a) (continued)  Approximate Percentage of Common Stock of the Company
                 Beneficially Owned./26/

-----------------------------------------------------------------------------------------------------------------
                                RIGHT TO COMMON
                                  STOCK UPON                WARRANTS: RIGHT
                                CONVERSION OF                TO PURCHASE
                COMMON           CONVERTIBLE                 COMMON STOCK               TOTAL BENEFICIAL
                STOCK          PREFERRED STOCK             FROM THE COMPANY               OWNERSHIP
-----------------------------------------------------------------------------------------------------------------
CPII/27/        .5%                   5.1%                       1.1%                          6.7%

-----------------------------------------------------------------------------------------------------------------
CPIII/27/       .0%                    .2%                        .0%                           .3%

-----------------------------------------------------------------------------------------------------------------
CIPII           .4%                   4.3%                        .9%                          5.6%

-----------------------------------------------------------------------------------------------------------------
CIPIII          .0%                    .2%                        .0%                           .3%

-----------------------------------------------------------------------------------------------------------------
C/SIP           .0%                   1.0%                        .2%                          1.3%

-----------------------------------------------------------------------------------------------------------------
CIG             .0%                    .0%                        .0%                           .0%

-----------------------------------------------------------------------------------------------------------------
CIT/27/         .0%                    .6%                        .1%                           .7%

-----------------------------------------------------------------------------------------------------------------
CITI            .0%                   6.8%                       1.4%                          8.2%

-----------------------------------------------------------------------------------------------------------------
CITII            -                     .2%                        .0%                           .3%

-----------------------------------------------------------------------------------------------------------------
TC GROUP       1.0%                  18.5%                       3.8%                         23.3%

-----------------------------------------------------------------------------------------------------------------
TCG            1.0%                  18.5%                       3.8%                         23.3%

-----------------------------------------------------------------------------------------------------------------
CIM             .2%                   2.7%                        .6%                          3.5%

-----------------------------------------------------------------------------------------------------------------
REPORTING      1.2%                  21.2%                       4.4%                         26.8%
PERSONS

-----------------------------------------------------------------------------------------------------------------

_________________

/26/ All percentages calculated based on outstanding shares of 22,906,502 plus the conversion of all Preferred Stock and Warrants deemed beneficially owned by all such Reporting Persons.

/27/ See Item 5(b) for a discussion of the beneficial ownerships of CPII, CPIII and CIT as parties to the CPII Agreement, the CPIII Agreement and the CIT Agreement, respectively.

          (b) CPII is currently the beneficial owner of 133,336 shares of common stock, 11,507 shares of Preferred Stock (which converts into 1,516,047 shares of Common Stock) and Warrants to purchase 310,292 shares of Common Stock. CPII has the power to vote and dispose all such shares, totaling 1,959,675. CPII shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the CPIII Agreement and the CIT Agreement more fully described in Items 4 and 6, CPII shares the power to vote these shares with CPIII and CIT. Pursuant to the CPII Agreement more fully described in Items 4 and 6, CPII has shared power to vote the 6,863,951 shares beneficially owned by the other Purchasers. CPII further shares this power to vote with TC Group as its general partner.

          CPIII is currently the beneficial owner of 6,057 shares of common stock, 522 shares of Preferred Stock (which converts into 68,773 shares of Common Stock) and Warrants to purchase 14,163 shares of Common Stock. CPIII has the power to vote and dispose all such shares, totaling 88,993. CPIII shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the CPII Agreement and the CIT Agreement more fully described in Items 4 and 6, CPIII shares the power to vote these shares with CPII and CIT. Pursuant to the CPIII Agreement more fully described in Items 4 and 6, CPIII has shared power to vote the 6,863,951 shares beneficially owned by the Purchasers. CPIII further shares this power to vote with TC Group as its general partner.

          CIPII is currently the beneficial owner of 112,766 shares of common stock, 9,627 shares of Preferred Stock (which converts into 1,268,357 shares of Common Stock) and Warrants to purchase 261,198 shares of Common Stock. CIPII has the power to vote and dispose all such shares, totaling 1,643,041. CIPII shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CIPII shares the power to vote these shares with CPII, CPIII, and CIT.

          CIPIII is currently the beneficial owner of 6,023 shares of common stock, 516 shares of Preferred Stock (which converts into 67,983 shares of Common Stock) and Warrants to purchase 14,112 shares of Common Stock. CIPIII has the power to vote and dispose all such shares, totaling 88,118. CIPIII shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CIPIII shares the power to vote these shares with CPII, CPIII, and CIT.

          C/SIP is currently the beneficial owner of 25,221 shares of common stock, 2,167 shares of Preferred Stock (which converts into 285,502 shares of Common Stock) and Warrants to purchase 58,972 shares of Common Stock. C/SIP has the power to vote and dispose all such shares, totaling 369,695. C/SIP shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, C/SIP shares the power to vote these shares with CPII, CPIII, and CIT.

          CIG is currently the beneficial owner of 139 shares of common stock, 12 shares of Preferred Stock (which converts into 1,581 shares of Common Stock) and Warrants to purchase 326 shares of Common Stock. CIG has the power to vote and dispose all such shares, totaling 2,046. CIG shares the power to vote and the power to dispose these shares with TC Group as its general partner.

Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CIG shares the power to vote these shares with CPII, CPIII, and CIT.

          CIT is currently the beneficial owner of 12,828 shares of common stock, 1,259 shares of Preferred Stock (which converts into 165,873 shares of Common Stock) and Warrants to purchase 33,974 shares of Common Stock. CIT has the power to vote and dispose all such shares, totaling 212,675. CIT shares the power to vote and the power to dispose these shares with TC Group as its general partner. Pursuant to the CPII Agreement and the CPIII Agreement more fully described in Items 4 and 6, CIT shares the power to vote these shares with CPII and CPIII. Pursuant to the CIT Agreement more fully more described in Items 4 and 6, CIT has shared power to vote the 6,863,951 shares beneficially owned by the Purchasers. CIT further shares this power to vote with TC Group as its general partner.

          CITI is currently the beneficial owner of 11,520 shares of common stock, 15,145 shares of Preferred Stock (which converts into 1,995,353 shares of Common Stock) and Warrants to purchase 412,017 shares of Common Stock. CITI has the power to vote and dispose all such shares, totaling 2,418,890. CITI shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CITI shares the power to vote these shares with CPII, CPIII, and CIT.

          CITII is currently the beneficial owner of 508 shares of Preferred Stock (which converts into 66,929 shares of Common Stock) and Warrants to purchase 13,889 shares of Common Stock. CITII has the power to vote and dispose all such shares, totaling 80,818. CITII shares the power to vote and the power to dispose these shares with TC Group as its managing general partner. Pursuant to the Agreements Among Partnerships more fully described in Items 4 and 6, CITII shares the power to vote these shares with CPII, CPIII, and CIT.

          TC Group is deemed to be the beneficial owner of 307,890 shares of common stock, 41,022 shares of Preferred Stock (which converts into 5,436,399 shares of Common Stock) and Warrants to purchase 1,119,662 shares of Common Stock as the general partner of CPII, CPIII, CIG, and CIT, as the managing general partner of CIPII, CIPIII, C/SIP, CITI, and CITII. TC Group is deemed to share voting and disposal rights of all such shares, totaling 6,863,951 as the general partner of CPII, CPIII, CIG, and CIT, as the managing general partner of CIPII, CIPIII, C/SIP, CITI, and CITII. TCG, as a member holding a controlling interest in TC Group, is deemed to share all rights herein described belonging to TC Group.

          As investment advisor to SBA, CIM is currently deemed to be the beneficial owner of 56,610 shares of common stock, 4,692 shares of Preferred Stock (which converts into 586,500 shares of Common Stock) and Warrants to purchase 130,338 shares of Common Stock. CIM has the power to vote and dispose all such shares, totaling 823,564. Because certain TCG Principals are also CIM Principals, CIM may be deemed to be part of the group of other Reporting Persons and thus may be deemed to share beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.

          Reporting Persons are the beneficial owner of 364,500 shares of common stock, 46,095 shares of Preferred Stock (which converts into 6,073,016 shares of Common Stock) and 1,250,000 Warrants to purchase

1,250,000 shares of Common Stock. Reporting Persons thus have voting rights and disposal rights of all such shares, totaling 7,687,515.

          CIA does not have the power to vote or dispose of the Company's Common Stock under the partnership agreements of CIPII, CIPIII, CITI, or CITII. SCOP does not have the power to vote or dispose of the Securities under the partnership agreement of C/SIP. Therefore, CIA and SCOP are not deemed beneficial owners of any of the securities of the Company held by the Reporting Persons.

          William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein and James A. Baker, III are managing members of TCG, and, in such capacity, such individuals may be deemed to share beneficial ownership of any shares of Common Stock owned by TCG. Such individuals expressly disclaim any such beneficial ownership.

          (c) The following chart describes the transactions that were effected in the Company's common stock since June 20, 2000. All such purchases were in the open market.

                       June 20, 2000              June 21, 2000                 June 22, 2000
                    -------------------        --------------------          --------------------
                    Number                     Number                        Number
                    of            Price        of             Price          of             Price
                    Shares        per          Share          per            Shares         per
                    Purchased     Share        Purchased      Share          Purchased      Share
                    ---------     -----        ---------      ------         ---------      ------
CPII                  1,244       $5.25         24,509        $5.04            14,632       $5.15
CPIII                    56        5.25          1,113         5.04               665        5.15
CIPII                 1,052        5.25         20,728         5.04            12,375        5.15
CIPIII                   56        5.25          1,107         5.04               661        5.15
C/SIP                   235        5.25          4,636         5.04             2,768        5.15
CIG                       2        5.25             25         5.04                15        5.15
CIT                     120        5.25          2,358         5.04             1,408        5.15
CITI                    107        5.25          2,118         5.04             1,264        5.15
CIM                     528        5.25         10,406         5.04             6,212        5.15
                    -------                    -------                         ------
Total                 3,400                     67,000                         40,000

                 June 23, 2000            June 26, 2000          June 27, 2000
              --------------------    --------------------   --------------------
                Number      Price       Number      Price      Number      Price
              of Shares      per      of Shares      per     of Shares      per
              Purchased     Share     Purchased     Share    Purchased     Share
              ---------    -------    ---------    -------   ---------    -------
CPII             1,829      $5.19        9,145      $5.13      14,632      $5.06
CPIII               83       5.19          415       5.13         665       5.06
CIPII            1,547       5.19        7,734       5.13      12,375       5.06
CIPIII              83       5.19          413       5.13         661       5.06
C/SIP              346       5.19        1,730       5.13       2,768       5.06
CIG                  1       5.19           10       5.13          15       5.06
CIT                176       5.19          880       5.13       1,408       5.06
CITI               158       5.19          790       5.13       1,264       5.06
CIM                777       5.19        3,883       5.13       6,212       5.06
              ---------               ---------               --------
Total            5,000                  25,000                 40,000

                 June 29, 2000            June 30, 2000
              --------------------    --------------------
                Number      Price       Number      Price
              of Shares      per      of Shares      per
              Purchased     Share     Purchased     Share
              ---------    -------    ---------    -------
CPII            36,581      $4.99       36,581      $5.00
CPIII            1,662       4.99        1,398       5.00
CIPII           30,937       4.99       26,018       5.00
CIPIII           1,652       4.99        1,390       5.00
C/SIP            6,919       4.99        5,819       5.00
CIG                 38       4.99           33       5.00
CIT              3,519       4.99        2,959       5.00
CITI             3,161       4.99        2,658       5.00
CIM             15,531       4.99       13,061       5.00
              ---------               ---------
Total          100,000                  84,100

          (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock of the Company owned by the Reporting Persons.

          (e)  Not applicable.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2000
                           CARLYLE PARTNERS II, L.P.

                                          By:    TC Group, L.L.C., its General
                                                 Partner

                                          By:    TCG Holdings, L.L.C., its
                                                 Managing Member

                                          By:    /s/ Daniel A. D'Aniello
                                                 ---------------------------
                                          Name:  Daniel A. D'Aniello
                                                 ---------------------------
                                          Title: Managing Director
                                                 ---------------------------

CARLYLE SBC PARTNERS II L.P.

By:   TC Group, L.L.C., its
      General Partner

                                                 By: TCG Holdings, L.L.C., its
                                                     Managing Member

                                          By:    /s/ Daniel A. D'Aniello
                                                 ---------------------------
                                          Name:  Daniel A. D'Aniello
                                                 ---------------------------
                                          Title: Managing Director
                                                 ---------------------------

CARLYLE INTERNATIONAL
PARTNERS II, L.P.

By:  TC Group, L.L.C., its General Partner

                                                 By:  TCG Holdings, L.L.C., its
                                                      Managing Member

                                          By:    /s/ Daniel A. D'Aniello
                                                 ---------------------------
                                          Name:  Daniel A. D'Aniello
                                                 ---------------------------
                                          Title: Managing Director
                                                 ---------------------------

CARLYLE INTERNATIONAL
PARTNERS III, L.P.

By:   TC Group, L.L.C., its General Partner

                                                   By:  TCG Holdings, L.L.C.,
                                                        its Managing Member

                                            By:    /s/ Daniel A. D'Aniello
                                                   ---------------------------
                                            Name:  Daniel A. D'Aniello
                                                   ---------------------------
                                            Title: Managing Director
                                                   ---------------------------

C/S INTERNATIONAL PARTNERS

By:   TC Group, L.L.C., its General Partner

                                                   By: TCG Holdings, L.L.C., its
                                                       Managing Member

                                            By:    /s/ Daniel A. D'Aniello
                                                   ---------------------------
                                            Name:  Daniel A. D'Aniello
                                                   ---------------------------
                                            Title: Managing Director
                                                   ---------------------------


CARLYLE INVESTMENT GROUP, L.P.

By:  TC Group, L.L.C., its General Partner

                                                   By: TCG Holdings, L.L.C., its
                                                       Managing Member

                                            By:    /s/ Daniel A. D'Aniello
                                                   -----------------------------
                                            Name:  Daniel A. D'Aniello
                                                   -----------------------------
                                            Title: Managing Director
                                                   -----------------------------

CARLYLE-IT INTERNATIONAL PARTNERS, L.P.

By: TC Group, L.L.C., its General Partner


                                             By: TCG Holdings, L.L.C., its
                                                 Managing Member

                                      By:    /s/ Daniel A. D'Aniello
                                             -----------------------------
                                      Name:  Daniel A. D'Aniello
                                             -----------------------------
                                      Title: Managing Director
                                             -----------------------------

CARLYLE-IT INTERNATIONAL
PARTNERS, II, L.P.

By: TC Group, L.L.C., its General
    Partner

                                             By: TCG Holdings, L.L.C., its
                                                 Managing Member

                                      By:    /s/ Daniel A. D'Aniello
                                             -----------------------------
                                      Name:  Daniel A. D'Aniello
                                             -----------------------------
                                      Title: Managing Director
                                             -----------------------------

CARLYLE-IT INTERNATIONAL
PARTNERS, II, L.P.

By: TC Group, L.L.C., its General
    Partner

                                             By: TCG Holdings, L.L.C., its
                                                 Managing Member

                                      By:    /s/ Daniel A. D'Aniello
                                             -----------------------------
                                      Name:  Daniel A. D'Aniello
                                             -----------------------------
                                      Title: Managing Director
                                             -----------------------------



State Board of Administration of Florida separate account maintained pursuant to an Investment Management Agreement dated as of September 6, 1996 by and between the State Board of Administration of Florida, Carlyle Investment Group, L.P.
and Carlyle Investment Management L.L.C.

                                                   By: Carlyle Investment
                                                       Management, L.L.C.

                                            By:    /s/ Daniel A. D'Aniello
                                                   -----------------------------
                                            Name:  Daniel A. D'Aniello
                                                   -----------------------------
                                            Title: Managing Director
                                                   -----------------------------